Exhibit 99.6

METAL STORM LIMITED
ACN 064 270 006

ASX: MST
OTC: MTSXY
Australian Police to Trial Metal Storm MAUL™
Brisbane, Australia — 8 November 2011: Metal Storm Limited.
Metal Storm is pleased to announce that two Australian Police Forces have formally requested an opportunity to trial the Metal Storm MAUL™ 12-gauge weapon system.
BREON Defence, the Asia Pacific TASER distributor and Metal Storm’s exclusive distributor for law enforcement in Australia & New Zealand, has delivered the formal requests on police letterhead to the Company.
Metal Storm CEO, Dr Lee Finniear said that MAUL™ was creating a great deal of enquiry and requests for trials from around the world, however as an Australian Company getting the interest of the Australian Police is a very important step forward.
“Internationally MAUL™ continues to gather momentum even before we enter production”, he said. “At present we have formal enquiries and/or requests for trial from 46 US domestic law enforcement agencies, 6 US Federal law enforcement agencies and 11 other international law enforcement agencies.” he said. “However, as Australians we attach great importance to assisting our own police forces to obtain the benefit of our developments”.
Director of BREON Defence, Mr George Hateley said he could see a very clear future for MAUL™ in Police operations.
“As a Director of BREON and a former member of the Victoria Police Special Operations Group (Anti-Terrorist Unit) I have a great deal of experience knowing what Tactical Special Operations and law enforcement officers need in their respective roles in ‘High Risk’ entries under warrant, and in the arrests of potential violent and or armed offenders,” he said.
“When I saw MAUL™ I recognised it as an incredibly flexible non-lethal/lethal weapon when compared to what is currently available. We are 100% confident in our initial enquiries with specialist law enforcement units around Australia that the weapon will easily fit into the holistic weapons package and minimise what needs to be carried in the future in ‘High Risk’ tasks”.
The Company recently announced it is collaborating with TASER International to integrate TASER capabilities into MAUL™ using the TASER XREP projectile and increase its capability for law enforcement operations.
The Company is currently undertaking a Rights Issue to raise capital. Part of the raising will be used to progress MAUL™ toward full production to satisfy the growing demand for the weapon.
Dr Finniear said, “Recent published market research states that the global non-lethal weapons market is expected to grow three-fold by 2020. Demand for MAUL™ is undeniable and getting this weapon into production is a top priority for the Company” he said. “In the short term we are focusing our resources onto MAUL™ to meet this growing demand for trials and the potential for near term deployments.”
MAUL™ is a small, lightweight, semi-automatic launcher that has been designed for both law enforcement and military use. It can be used with non-lethal, door breaching or lethal projectiles and can be configured with a shoulder stock, as a pistol or as an under-barrel attachment to another weapon. Its diminutive size and weight make it ideal for urban situations where officers have to operate in confined spaces, and need a weapon that can fulfil a variety of mission critical functions.

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter D Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.